As filed with the Securities and Exchange Commission on September __ , 2000

                                                  Registration No. 333-_________

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM S-3
                             REGISTRATION STATEMENT
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED



                               PHARMOS CORPORATION
             (Exact name of registrant as specified in its charter)

              Nevada                                     36-3207413
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                                 GAD RIESENFELD
                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   ----------

                                   Copies to:
                             ADAM D. EILENBERG, ESQ.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 17th Floor
                            New York, New York 10017


     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_X_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.| |

                         CALCULATION OF REGISTRATION FEE

                                                          Proposed        Proposed
                                                          Maximum         Maximum              Amount of
   Title of Each Class of            Amount to be     Offering Price      Aggregate          Registration
Securities to be Registered           Registered         Per Share      Offering Price            Fee
----------------------------------------------------------------------------------------------------------
Common Stock, par value $.03            821,515           $3.25(1)        $2,669,924              $705
  per share

Common Stock, par value $.03            379,856           $6.08           $2,309,525              $610
  per share, issuable upon
  exercise of warrants

Common Stock, par value $.03            227,914(2)        $3.25(1)          $740,721              $196
  per share, issuable upon
  exercise of adjustment
  warrants

Common Stock, par value $.03          2,086,390           $3.83           $7,990,874            $2,110
  per share, issuable upon
  conversion of principal
  amount of debentures

Common Stock, par value $.03          1,251,834(3)        $3.25(1)        $4,068,461            $1,075
  per share, issuable upon
  conversion of accrued
  interest on debentures

Common Stock, par value $.03            547,945(4)        $3.65(4)        $2,000,000              $528
  per share, issuable upon
  exercise of call warrants

Common Stock, par value $.03            328,767(5)        $3.25(1)        $1,068,493              $283
  per share, issuable upon
  exercise of call adjustment
  warrants

Common Stock, par value $.03             95,843           $4.56             $437,045              $116
  per share, issuable upon
  exercise of placement agent
  warrants (6)

Common Stock, par value $.03             92,086           $4.34             $399,654              $106
  per share, issuable upon
  exercise of placement agent
  warrants (7)

Common Stock, par value $.03             40,000           $3.25(1)          $130,000               $35
  per share, issuable upon
  exercise of consulting
  warrants (7)

Total                                                                                           $5,764

(1) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the securities Act based upon the average of the high and low sales prices of the company's common stock on September 25, 2000, as reported by the Nasdaq SmallCap Market.

(2) Calculated based upon the requirement set forth in a registration rights agreement between the company and the selling security holders that the company register 160% of the number of shares issuable upon exercise of the warrants.

(3) Calculated based upon the requirement set forth in a registration rights agreement between the company and the selling security holders that the company register 160% of the number of shares issuable upon conversion of the principal amount of the debentures.

(4) Calculated based upon the minimum exercise price for the call warrants, which are exercisable for an aggregate of $2 million of shares of common stock at fluctuating prices based on the market price of the company's common stock on the five trading days preceding each exercise.

(5) Calculated based upon the requirement set forth in a registration rights agreement between the company and the selling security holders that the company register 160% of the number of shares issuable upon exercise of the call warrants.

(6)  Issued to Ladenburg Thalmann & Co. Inc.

(7)  Issued to SmallCaps OnLine LLC.

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2000

PROSPECTUS
                               PHARMOS CORPORATION

                        5,872,150 SHARES OF COMMON STOCK

     Certain of our security holders may offer, from time to time, up to 5,872,150 shares of our common stock which are covered by this prospectus, including 821,515 shares that are currently outstanding. The remainder of the shares covered by this prospectus may be acquired by the selling security holders in the future, including up to 1,712,411 shares that may be acquired upon exercise of certain warrants and up to 3,338,224 shares that may be acquired upon conversion of certain convertible debentures. Because the terms of certain of the warrants and the debentures allow for adjustments in the numbers of shares issuable upon their exercise or conversion, we do not know the actual number of shares that will be acquired and offered by the selling security holders. The number of shares covered by this prospectus includes a good faith estimate of the number of shares that will be acquired by the selling security holders upon exercise of the warrants and conversion of the debentures. The number of shares covered by this prospectus may, however, differ from the actual number of shares ultimately acquired and offered by the selling security holders, in which case we may file an amendment or supplement to this prospectus. Pharmos Corporation itself is not offering any shares.

     The selling security holders may, from time to time, sell shares:

o through the Nasdaq SmallCap Market, in the over-the-counter market, in privately-negotiated transactions or otherwise;

o    directly to purchasers or through agents, brokers, dealers or underwriters;
     and

o at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

     Our common stock is traded and quoted on the Nasdaq SmallCap Market under the symbol "PARS" The closing price of the common stock on September 26, 2000 was $3.125.

     You should read this prospectus and any supplements carefully before you invest. See the section entitled "Risk Factors" beginning on page 7 to read about certain factors investors should consider before buying shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 27, 2000.

                                TABLE OF CONTENTS

Available Information                                                        4
Incorporation of Certain Documents by Reference                              5
Special Note Regarding Forward-Looking Information                           5
The Company                                                                  6
Risk Factors                                                                 7
Use of Proceeds                                                             10
Business                                                                    10
Description of Securities                                                   24
Selling Security Holders                                                    27
Plan of Distribution                .                                       28
Commission's Policy on Indemnification For Securities Act Liabilities       28
Legal Matters                                                               29
Experts                                                                     29

                              AVAILABLE INFORMATION

     Pharmos is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     Pharmos has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to Pharmos and the shares offered, reference is made to the registration statement. Statements contained in this prospectus or in any document incorporated by reference regarding the contents of any agreement or other document are not necessarily complete and are qualified in their entirety by reference to that agreement or document. The registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Pharmos with the Commission are incorporated in this prospectus by reference:

o    our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

o    our Current Report on Form 8-K filed on September 11, 2000; and

o the description of the common stock contained in the Registration Statement on Form 8-A dated January 30, 1984 of our predecessor, Pharmatec, Inc.

     All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities registered shall be deemed to be incorporated by reference into this prospectus from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Pharmos will furnish to each person to whom this prospectus is delivered, upon written request, a copy of any or all of the documents referred to by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference. Requests should be addressed to: Mr. Robert Cook, Chief Financial Officer, Pharmos Corporation, 99 Wood Avenue South, Suite 301, Iselin, New Jersey 08830.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this prospectus and any prospectus supplement, and in the documents incorporated by reference, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained in this prospectus and any prospectus supplement, or incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Pharmos to differ materially from those indicated by forward-looking statements. These factors include those set forth under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations -- Certain Factors That May Affect Future Results" in our 1999 10-K and those set forth in the section entitled "Risk Factors."

                                   THE COMPANY

     Pharmos develops and commercializes products with enhanced molecular structures for the ophthalmic, neurological and other key health-care markets. Pharmos's goal is to improve target molecules in a way that limits or removes undesirable side effects while retaining each compound's important therapeutic benefits.

     In March 1998, Pharmos, together with Bausch & Lomb Pharmaceuticals, announced the receipt of approval from the Food and Drug Administration to manufacture and market two ophthalmic products, Lotemax(R) and Alrex(TM). Bausch & Lomb Pharmaceuticals began marketing Lotemax and Alrex in the second quarter of 1998. Product shipments also began in the second quarter of 1998, when Pharmos received its initial product revenues from the sales of these products.

     Lotemax is a topical, site-specific steroid that is used to treat steroid responsive inflammatory eye conditions. The prescription eye drop is also used for post-operative eye inflammations such as experienced following cataract surgery. Alrex is a specially developed formula of loteprednol etabonate that is used in the treatment of ophthalmic allergies. Alrex is indicated for the treatment of seasonal allergic conjunctivitis, an inflammation of the eye usually caused by pollens.

     The regulatory approvals for Lotemax and Alrex are the first two of three to be sought in the United States for Pharmos's and Bausch & Lomb
Pharmaceuticals's line of ophthalmic products containing loteprednol etabonate. The third product, which combines the active ingredient loteprednol etabonate with an anti-infective agent, is in final development.

     Dexanabinol, Pharmos's lead central nervous system product aimed initially at treating severe head trauma and stroke, has completed the third cohort of a Phase II clinical trial for severe head trauma. Pharmos expects to commence an international pivotal trial of several hundred patients before the end of this year.

     Pharmos was incorporated in the State of Nevada in 1982. Pharmos's executive offices are located at 99 Wood Avenue South, Suite 301, Iselin, New Jersey 08830, and its telephone number is (732) 452-9556. Pharmos also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel.

                                  RISK FACTORS

We are at an early stage of development

     We are at an early stage of development. Apart from Lotemax, Alrex and a third opthalmic product in final development, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing as well as lengthy regulatory approval. There can be no assurance that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any commercially successful products.

We have a history of operating losses and expect to sustain losses in the future

     We have experienced significant operating losses since our inception. As of June 30, 2000, we had an accumulated deficit of approximately $85 million. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to achieve profitability depends in part upon our ability, alone or with others, to successfully commercialize our approved products, to complete development of our other proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We may not be able to obtain financing in the future

         Our operations to date have consumed substantial amounts of cash. The development of our technology and potential products will require a commitment of substantial funds to conduct the costly and time-consuming research necessary to develop and optimize our technology, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

o continued scientific progress in the research and development of our technology and drug programs;

o our ability to establish and maintain collaborative arrangements with others for drug development;

o    progress with preclinical and clinical trials;

o    the time and costs involved in obtaining regulatory approvals;

o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

o    competing technological and market developments;

o    changes in our existing research relationships; and

o    effective product commercialization activities and arrangements.

     We believe our current cash and cash equivalents, combined with anticipated cash inflows from revenues, research and development grants and investment income should be sufficient to fund our continuing operations for at least the next three years. We are continuing to actively pursue various funding options, including equity offerings, strategic corporate alliances, business combinations and product-related research and development limited partnerships, to obtain the additional financing that may be required to continue developing our products and ultimately bringing them to market. We may not be able to obtain additional financing when needed, if at all.

We are dependent on our collaborative partner and we may need to find additional partners

     Our strategy for the development, clinical testing, manufacturing, marketing and commercialization of our products includes entering into collaborations with corporate partners, licensors, licensees and others. To date, we have entered into agreements with Bausch & Lomb Pharmaceuticals to manufacture and market Lotemax and Alrex in the United States and throughout Europe, Canada and selected other countries. The agreements also cover the co-development of a combination of loteprednol etabonate and the anti-infective tobramycin. We cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is adversely affected by the absence of collaborative agreements. In addition, if our collaborative partner is unable or unwilling to meet its payment obligations to us under the agreements, it could negatively affect our cash position.

Our technologies are subject to licenses and termination of the licenses would seriously harm our business

     We have license agreements with YISSUM Research Development Company of the Hebrew University of Jerusalem and with Dr. Nicholas Bodor, a former vice president and director, under which we have acquired exclusive and co-exclusive rights to develop and commercialize certain research technologies. The agreements generally require us to pay royalties on the sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. In addition, some of our license agreements require that we commit certain sums annually for research and development of the licensed products. Should we default on our obligations to any of our licensors, our licenses could terminate, which would have a material adverse effect on our operations and prospects.

We lack manufacturing capability

     We currently do not have manufacturing facilities to produce our products. Our agreements with Bausch & Lomb Pharmaceuticals provide for the manufacturing of Lotemax, Alrex and, upon receipt of approvals, loteprednol etabonate - tobramycin. We provide loteprednol etabonate to Bausch & Lomb Pharmaceuticals for use in the manufacturing process through a third-party contract manufacturer. Any delay in availability of products may result in delay in sales of such products, which would have a material adverse effect on Pharmos.

We use hazardous materials in our research

     Our research and development involves the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with the standard prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result. Although we have insurance coverage for third-party liabilities of $5 million per incident, any such liability beyond this insuranve coverage could exceed our resources.

We face certain risks and are subject to certain restrictions in Israel

     A significant part of our operations is conducted in Israel through our wholly-owned subsidiary, Pharmos Ltd., and we are directly affected by economic, political and military conditions there. In addition, Pharmos Ltd. has received certain funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade primarily relating to our proprietary submicron emulsion technology and to dexanabinol. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, there can be no assurance that such consent, if requested, would be granted upon terms satisfactory to us or granted at all.

                                 USE OF PROCEEDS

     We received an aggregate of $3 million from the sale of 821,515 shares of common stock and $8 million from the sale of convertible debentures in two private placement transactions concluded on September 1, 2000. We are using the net proceeds from the sales of those securities for working capital purposes, and specifically to fund the late-stage development of Dexanabinol, our lead central nervous system product, for the treatment of severe head trauma, as well as for our ongoing research and development activities relating to drug discovery and drug development. To the extent that this prospectus covers the sale by our security holders of the shares of common stock issued on September 1, 2000 and shares issuable upon the conversion of the convertible debentures, upon the exercise of certain adjustment warrants or as a result of other required adjustments, Pharmos will not receive any proceeds from the sales of those shares.

     This prospectus also covers the sale by certain of our security holders of shares of common stock issuable upon the exercise of other warrants issued in the September 1, 2000 private placement transactions. Although Pharmos will not receive any proceeds from the sale of those shares of common stock, we will receive an aggregate of $ 4,309,525 upon the exercise of the warrants underlying those shares. Pharmos similarly intends to use the proceeds from the exercise of those warrants for working capital purposes, and specifically for our ongoing drug discovery and drug development research and development activities.

                                    BUSINESS

Introduction

     Pharmos Corporation (the "Company") is a bio-pharmaceutical company that develops and commercializes products for the ophthalmic, central nervous system, neurological and other key healthcare markets. Pharmos has a diverse product pipeline that includes marketed products with superior therapeutic indices and drug candidates with enhanced molecular structures that display improved safety and/or efficacy compared to the parent molecules or to competing products.

     Pharmos, together with Bausch & Lomb Pharmaceuticals, Inc. ("BLP"), received approval from the Food and Drug Administration ("FDA") to manufacture and market two ophthalmic products, Lotemax(R) (loteprednol etabonate ophthalmic suspension 0.5%) and Alrex(R) (loteprednol etabonate ophthalmic suspension 0.2%) in March 1998. BLP began marketing Lotemax and Alrex in the second quarter of 1998. Product shipments also began in the second quarter of 1998, when Pharmos received its initial product revenues from the sales of these products. In December 1999, the Company announced that a filing to market loteprednol etabonate 0.5% ophthalmic suspension for ophthalmic inflammatory indications in the United Kingdom has been submitted to the Medicines Control Agency, the drug regulatory agency in the U.K. Upon approval, the product will be submitted by BLP and Pharmos for approval in other European countries through a Mutual Recognition procedure. When launched, the product will be marketed under the Loterox(TM) tradename in the U.K.

     Lotemax is a topical, site-specific steroid that is used to treat steroid-responsive inflammatory eye conditions. The prescription eye drop is also used for post-operative eye inflammations such as experienced following cataract surgery. The novel chemical structure of Lotemax allows it to be predictably transformed by enzymes in the eye to an inactive metabolite, thereby increasing its safety profile. The safety profile of Lotemax was demonstrated in clinical trials by a low incidence of elevation in intraocular pressure ("IOP"), a significant side effect of ophthalmic steroid use. In addition, Lotemax has the broadest range of approved indications of any ophthalmic steroid on the market.

     Alrex is a specially developed formula of loteprednol etabonate that is used in the treatment of ophthalmic allergies. Alrex is indicated for the treatment of seasonal allergic conjunctivitis, an inflammation of the eye usually caused by pollens. Seasonal allergic conjunctivitis produces itching, tearing, redness and swelling in the conjunctiva, the membrane that covers the inside of the eyelid and the white part of the eye.

     The regulatory approvals for Lotemax and Alrex are the first two of three to be sought in the United States for our and BLP's line of ophthalmic products containing loteprednol etabonate. The third product, which combines the active ingredient loteprednol etabonate with an anti-infective agent, is in final development.

     BLP, a subsidiary of the global eye care company, Bausch & Lomb Incorporated, co-developed Lotemax and Alrex with us after we granted BLP the rights to process and market the new ophthalmic pharmaceutical line in June 1995. In December 1996, BLP's rights were extended to select international markets including Europe and Canada.

     Dexanabinol, Pharmos's lead CNS product aimed initially at treating severe head trauma and stroke, has completed a Phase II escalating-dose clinical trial for severe head trauma. On March 7, 2000 Pharmos announced the results of the third cohort of the Phase II Clinical Study. The study concluded that the Phase II goals of establishing the safety of dexanabinol in TBI and the dosing parameters for a pivotal study were met, allowing for the commencement of an international pivotal trial of several hundred patients later this year. In October 1998, Pharmos announced the results of the first two of the three cohort Phase II Clinical Study. Highlights of this study included a significant reduction in intracranial pressure, a 26% reduction in mortality, and a higher percentage of patients able to resume a normal life ("Good Neurological Outcome") among the treated group.

Strategy

     Pharmos's business is the design and development of novel drugs with superior safety and efficacy profiles, initially targeted to ophthalmic and neurological disorders. The Company seeks to enter into collaborative relationships with established pharmaceutical companies to complete development and commercialize its products.

     Pharmos is developing pharmaceuticals that are designed to address unmet needs in certain markets and to exhibit superior efficacy and/or safety profiles over competing products in other markets. For example, many current anti-inflammatory ophthalmic drugs have either significant side effects, such as the elevation of IOP by steroids, or are drugs that are safer, but only moderately effective at reducing inflammation, such as non-steroidal anti-inflammatory drugs ("NSAIDs"). For many neurological indications, such as head trauma, there are no effective drug therapies available.

Products

     Loteprednol Etabonate

     Lotemax and Alrex are the trade names of drug products in the form of eye drop suspensions in which the active compound is loteprednol etabonate ("LE"). LE is a unique steroid, designed to act in the eye and alleviate inflammatory and allergic conditions, and is quickly hydrolyzed into a predictable inactive metabolite before it reaches the inner eye or systemic circulation. This pharmacological profile results in improved safety by avoiding the side effects related to exposure to most ocular steroids. In the eye, the most unwanted side effect of steroids is the elevation of IOP, which can be sight threatening. While steroids, for lack of an alternative, are regularly used for severe inflammatory conditions of the eye, milder conditions, such as allergies, are preferentially treated with less effective non-steroidal agents.

     In March 1998, Lotemax received product approval from the FDA for the treatment of steroid responsive inflammatory conditions of the eye, including uveitis and for post operative eye inflammation. Also in March 1998, Alrex received product approval from the FDA for the treatment of seasonal allergic conjunctivitis.

     LE-T, a third loteprednol etabonate-based eye drug combined with the antibiotic tobramycin, has been evaluated in a human eye model. Pharmos and BLP are undertaking another clinical trial before submitting the NDA for FDA approval in order to add considerable support to the companies' intent to receive a broad labeling for the product upon approval, a feature that will assist its commercialization. The additional clinical trial will be completed in 2000 after which an NDA is expected to be filed with the FDA.

     In June 1995, Pharmos entered into an agreement with BLP to market Lotemax, Alrex and LE-T in the U.S. A second agreement, covering Europe, Canada and other selected countries, was signed in December 1996. Both agreements give BLP the right to purchase the active component LE from Pharmos, to manufacture the "drug product" and to assist Pharmos in developing the products. In 1995, Pharmos also signed an agreement with PPG-SIPSY, a unit of PPG Industries, Inc., for exclusive manufacturing of LE for sale to Pharmos.

     Following FDA approval of Lotemax and Alrex, BLP commenced product shipments in April 1998, providing Pharmos with its initial product revenues.

     In December 1999, a filing to market loteprednol etabonate 0.5% ophthalmic suspension for ophthalmic inflammatory indications in the United Kingdom was submitted to the Medicines Control Agency, the drug regulatory agency in the U.K. Upon approval, the product will be submitted by BLP and Pharmos for approval in other European countries through a Mutual Recognition procedure. Sold in the U.S. under the trademark Lotemax, the product will be marketed under the Loterox tradename in the U.K. The European filing of Alrex, the second ophthalmic product covered under Pharmos's agreement with BLP, is anticipated to occur within the next several months.

     Dexanabinol

     Dexanabinol is Pharmos's lead synthetic cannabinoid compound in a family of non psychotic cannabinoid molecules originally designed to avoid the psychotropic and sedative spectrum of cannabinometic agents, while retaining their beneficial properties as anti-emetics, analgesics and anti-glaucoma agents.

     It is now well established that the psychotropic effects of cannabinoids are mediated via stereo selective (-) preferring receptors. Dexanabinol is a (+) optical isomer and does not interact with cannabinoid receptors. It is a stereo selective, non-competitive antagonist of the NMDA receptor channel, has free radical scavenging properties, and anti-inflammatory properties (involving inhibition of TNF-[alpha] production). All of these mechanisms may be important for neuroprotection. Therefore, dexanabinol appears to have a unique modality to neuroprotection, combining three relevant mechanisms of action in a single molecule which act at different time points of the neurotoxic process in head trauma, stroke and potentially other indications.

     While head trauma and stroke are the highest priority indications for dexanabinol, its spectrum of activities has potential as an anti-inflammatory and protectant in other diseases such as multiple sclerosis, glaucoma, Parkinson's and Alzheimer's diseases, as well as various other inflammatory conditions. Development of dexanabinol and other members of this family of compounds for these chronic indications is proceeding at the preclinical level.

     In several animal models (including closed head injury, focal and global forebrain ischemia and optic nerve crush), the drug has demonstrated significant neuroprotective activity. In these studies, a single injection of dexanabinol given after the injury resulted in a significant long-term functional improvement and an increase in neuronal survival.

     In early 1996, a Phase I study of rising dose tolerance in healthy volunteers (50 subjects) showed dexanabinol to be safe and well tolerated at doses up to and including the expected therapeutic doses. Specifically, there were no hallucinations, sedation or blood pressure changes of the type reported with other glutamate antagonists. In late 1996, Pharmos commenced a Phase II study of head injured patients. This study, conducted at six medical centers in Israel on patients with severe head injury, was reviewed and approved by the American Brain Injury Consortium (ABIC) and the European Brain Injury Consortium
(EBIC).

     In October 1998, Pharmos announced the results of the first two cohorts of the three cohort Phase II Clinical Study involving 67 patients. Clinical endpoints established an excellent safety profile of the drug in the treated patients. There were no unexpected adverse experiences reported for either the drug treated or placebo group. Intracranial pressure above a threshold of 25 mmHg, an important risk factor and a predictor of poor neurological outcome, was significantly reduced in the drug-treated patients through the third day of treatment, without concomitant reduction in systolic blood pressure. The mortality rate of 10% (3/30) in the dexanabinol group compared favorably with a 13.5% rate in the placebo group (5/37). The investigators concluded that dexanabinol was shown to be safe and well tolerated in severe head trauma patients. Neurological outcomes in the study, assessed periodically up to 6 months after injury, established a strong trend of efficacy. The percentage of patients achieving Good Neurological Outcome, the highest score on the five level Glasgow Outcome Scale used to assess the recovery of head trauma patients, was higher in the drug-treated group at each measurement. Among the most severely injured patients in the study, a better outcome was consistently observed among the drug treated group than among the placebo treated group. Patients received an intravenous injection of either dexanabinol or placebo within 6 hours of the injury. Demographically, all 67 patients were fairly representative of the characteristics describing severe head trauma.

     On March 7, 2000 Pharmos announced the results of the third cohort of the Phase II Clinical Study. The study concluded that the Phase II goals of establishing the safety of dexanabinol in TBI and the dosing parameters for a pivotal study were met, allowing for the commencement of an international pivotal trial of several hundred patients later this year. An aggregate of 101 patients were enrolled in the multi-center, double-blind, randomized Phase II study, which was carried out in six trauma centers in Israel affiliated with the American Brain Injury Consortium. Fifty-two of the patients were treated with dexanabinol at three separate doses and forty-nine received a placebo. In the third cohort, thirty-three patients received an intravenous injection of either 200mg of dexanabinol (N=21) or placebo (N=12) within six hours of injury. Demographically, these patients were fairly representative of the TBI population, comprising mostly young men injured in motor vehicle accidents. However, the dexanabinol and placebo groups differed with respect to several important baseline entry parameters affecting the patients' prognosis; for example, injury severity as determined by the Glasgow Coma Scale was significantly worse in the treated group than in the placebo group. In addition, the patients' CT classifications indicating the extent of the brain injury were worse in the drug-treated group compared to placebo. Predictably, the strong trend for better neurological outcome in comparison with placebo that was observed in the first two cohorts was not repeated in this cohort. Nevertheless, ICP above a threshold of 25mmHg, a major risk factor affecting the prognosis of TBI, was lower 40-70% of the time during the first days after injury in the treated group vs. the placebo group. This result was similar to those of the previous two cohorts (48mg and 150mg doses) reported in October 1998.

     On June 13, 2000 Pharmos announced the appointment of Quintiles (UK) Limited, a subsidiary of Quintiles Transnational Corporation, a global contract research organization, to monitor and manage the data for Pharmos's European Phase III trial of dexanabinol in patients with severe traumatic brain injury. Quintiles will coordinate and implement most of the study-related activities. This multi-center, multinational pivotal trial, scheduled to commence by the end of this year, will enroll several hundred patients in approximately fifty centers situated in seven European countries and Israel.

     Tamoxifen Analogs

     Tamoxifen analogs, some with poor CNS uptake, have been synthesized and tested in several animal models. Tamoxifen methiodide, a permanently charged tamoxifen derivative, was tested in animals (nude mice) innoculated with human breast cancer cells. Treatment resulted in rapid arrest of growth followed by tumor regression. Growth arrest was also observed in estrogen-independent tumors. The rate and magnitude of response was higher than that seen with tamoxifen itself. The compound may retain the anti-osteoporotic effects of tamoxifen in bone but is considerably less active than tamoxifen as a utero trophic agent, demonstrating an improved therapeutic profile as compared to the parent compound. Tamoxifen analogs synthesized by Pharmos may have various clinical applications.

     Further synthesis and screening of tamoxifen analogs are ongoing to identify drug candidates for the treatment of osteoporosis, cardiovascular diseases and other clinical applications.

Competition

     The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop and market products in the markets Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel.

     The Company is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos's competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos's potential products becoming obsolete or non-competitive.

Collaborative Relationships

     Pharmos's commercial strategy is to develop products independently and, where appropriate, in collaboration with established pharmaceutical companies and institutions. Collaborative partners may provide financial resources, research and manufacturing capabilities and marketing infrastructure to aid in the commercialization of Pharmos's products in development and potential future products. Depending on the availability of financial, marketing and scientific resources, among other factors, the Company may license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit Pharmos's flexibility in pursuing alternatives for the commercialization of its products. There can be no assurance that Pharmos will establish any additional collaborative arrangements or that, if established, any such relationships will be successful.

     Bausch & Lomb Pharmaceuticals

     On June 30, 1995, the Company signed a definitive agreement with BLP to manufacture and market Lotemax and Alrex, Pharmos's lead products, in the United States upon receipt of FDA approval. The agreement includes one other loteprednol etabonate-based product, LE-T, currently being co-developed by Pharmos and BLP. A second agreement signed December 12, 1996, extends BLP's rights to market these products in Europe, Canada and other selected countries pending regulatory approval.

     Under the agreements, BLP will purchase the active drug substance from Pharmos. As of September 2000, BLP has provided the Company with a total of $5 million in cash advances and is entitled to recoup the advances by way of credits from sales of Lotemax, Alrex and line extension products. Another $1 million is due subject to receiving regulatory approval for LE-T in the United States. An additional $1.6 million in advances against future sales by BLP will be payable to Pharmos following receipt of regulatory clearance in certain markets outside of the United States. BLP collaborates in the development of these products by making available amounts equal to 50% of their Phase III clinical trial costs. Pharmos retains certain conditional co-marketing rights in the U.S. to all of the products covered by the marketing agreement. As of June 30, 2000, Pharmos had repaid $2.4 million of the cash advances from BLP by way of credits from sales of Lotemax and Alrex during 1999 and 1998.

     In a separate agreement completed in 1996, Bausch & Lomb Pharmaceuticals made a $2 million investment in the common stock of Pharmos.

Patents, Proprietary Rights and Licenses

     Patents and Proprietary Rights

     Proprietary protection generally has been important in the pharmaceutical industry, and the commercial success of products incorporating Pharmos's technologies may depend, in part, upon the ability to obtain strong patent protection.

     Some of the technologies underlying the Company's potential products were invented or are owned by various third parties, including the University of Florida, Dr. Nicholas Bodor, and the Hebrew University of Jerusalem ("Hebrew University"). Pharmos is the licensee of these technologies under patents held by the applicable owner through licenses that generally remain in effect for the life of the applicable patent. Pharmos generally maintains, at its expense, U.S. and foreign patent rights with respect to both the licensed and its own technology and files and/or prosecutes the relevant patent applications in the U.S. and foreign countries. Pharmos also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop its competitive position. The Company's policy is to protect its technology by, among other things, filing, or requiring the applicable licensor to file, patent applications for technology that it considers important to the development of its business. Pharmos intends to file additional patent applications, when appropriate, relating to its technology, improvements to its technology and to specific products it develops. There can be no assurance that any additional patents will be issued, or if issued, that they will be of commercial benefit to Pharmos. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford.

     The patent positions of pharmaceutical firms, including the Company, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, Pharmos does not know whether any of the pending patent applications underlying the licensed technology will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applicationsin the U.S. are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Pharmos cannot be certain that it or its licensors, as the case may be, were the first creators of inventions covered by pending and issued patents or that it or its licensors, as the case may be, were the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Pharmos, even if the eventual outcome is favorable to Pharmos. There can be no assurance that a court of competent jurisdiction, if issued, will uphold the patents relating to the licensed technology, or that a competitor's product will be found to infringe such patents.

     Other pharmaceutical and drug delivery companies and research and academic institutions may have filed patent applications or received patents in Pharmos's fields. If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that Pharmos would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     Pharmos also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Pharmos's trade secrets.

     It is the Company's policy to require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or advisory relationships with Pharmos. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and certain consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be the exclusive property of Pharmos. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Pharmos's trade secrets in the event of unauthorized use or disclosure of such information. Pharmos's patents and licenses underlying its potential products described herein are summarized below.

     Site-Specific Drugs. In the general category of site-specific drugs that are active mainly in the eye and have limited systemic side effects, Pharmos has licensed several patents from Dr. Nicholas Bodor. The earliest patents date from 1984 and the most recent from 1996. Some of these patents cover loteprednol etabonate-based products and its formulations.

     Neuroprotective Agents. Pharmos has licensed from the Hebrew University, which is the academic affiliation of the inventor, Dr. Raphael Mechoulam, patents covering novel compounds that have demonstrated certain beneficial neuropharmacological activity while appearing to be devoid of most of the deleterious effects usually associated with this class of compounds. This group of patents has been designed to protect this family of compounds and their uses devised by Pharmos and the inventors. The earliest patent applications resulted in patents issued in 1989, and the most recent patents date from 1999. These patents cover dexanabinol, which is under development for the treatment of head trauma, stroke and other indications.

     Tamoxifen Analogs. The Company has filed patent applications in the U.S., Israel, Australia, Canada, Japan and the European Patent Office to protect pharmaceutical compositions of tamoxifen analogs and tamoxifen methiodide. In July 1997, a patent was issued by the U.S. Patent and Trademark Office with claims covering the use of permanently ionic derivatives of steroid hormones and their antagonists known as tamoxifen analogs. The patent also claims novel analogs of tamoxifen and other steroid hormones and their antagonists. A second patent is due to issue shortly, claiming anti-angiogenic uses of these same compounds. Pharmos believes that these charged derivatives are superior to the parent compounds in that they are devoid of CNS side effects and show an overall improved pharmacological profile.

     Emulsion-based Drug Delivery Systems. In the general category of SubMicron Emulsion (SME) technology, the Company licensed two patents from Hebrew University and has separately filed ten patent applications that are at different stages of prosecution. These patents and patent applications have been devised to protect a group of formulation technologies devised by Pharmos and the inventors as they relate to pharmaceutical and medicinal products. The earliest patent filings for SME technology date from 1986 and the most recent from 1996. These patents cover a broad range of hydrophobic drugs, in improved formulations to treat various diseases and disorders.

     Licenses

     Pharmos's license agreements generally require Pharmos, as licensee, to pay royalties on sale of products developed from the licensed technologies, and fees on revenues Pharmos receives for sublicenses, where applicable. The royalty rates defined in the licenses are customary and usual in the pharmaceutical industry. The royalties will be payable for periods up to fifteen years from the date of certain specified events, including the date of the first sale of such products, or the date from which the first registered patent from the developed technologies is in force, or the year following the date in which FDA approval has been received for a developed product. Certain of the license agreements also require annual payments.

Government Regulation

     Pharmos's activities and products are significantly regulated by a number of governmental entities, especially the FDA, in the U.S. and by comparable authorities in other countries. These entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of Pharmos's potential products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources. Many products that appear promising initially ultimately do not reach the market because they are found to be unsafe (perhaps too toxic) or to lack effectiveness, as demonstrated by testing required by government regulation during the development process. In addition, there can be no assurance that this regulatory framework will not change or that additional regulation will not arise at any stage of Pharmos's product development that may preclude or otherwise adversely affect approval, delay an application or require additional expenditures by Pharmos. Moreover, even if approval is obtained, failure to comply with present or future regulatory requirements, or new information adversely reflecting on the safety or effectiveness of the approved drug, can lead to FDA withdrawal of approval to market the product.

     The regulatory process required to be completed by the FDA before a new drug delivery system may be marketed in the U.S. depends significantly on whether the drug (which will be delivered by the drug delivery system in question) has existing approval for use and in what dosage form. If the drug is a new chemical entity that has not been approved, the process includes (i) preclinical laboratory and animal tests, (ii) an IND application which has become effective, (iii) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug for its intended indication and (iv) FDA approval of a pertinent NDA. If the drug has been previously approved, the approval process is similar, except that certain toxicity tests normally required for the IND application may not be necessary. Even with previously approved drugs, additional toxicity testing may be required when the delivery form is substantially changed, or when a company does not have access to the raw data from the prior preclinical studies.

     The activities required before a pharmaceutical product may be marketed in the U.S. begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. The FDA, under a series of regulations called the Good Laboratory Practice regulations, regulates the conduct of preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the data from these studies, requiring such studies to be replicated.

     The entire body of preclinical development work necessary to administer investigational drugs to volunteers or patients is summarized in an Investigative New Drug ("IND") application to the FDA. FDA regulations provide that human clinical trials may begin thirty days following the submission and receipt of an IND application, unless the FDA advises otherwise or requests additional information, clarification or additional time to review the IND application; it is generally considered good practice to obtain affirmative FDA response before commencing trials. There is no assurance that the submission of an IND application will eventually allow a company to commence clinical trials. Once trials have commenced, the FDA may stop the trials, or particular types or parts of trials, by placing a "clinical hold" on such trials because of concerns about, for example, safety of the product being tested or the adequacy of the trial design. Such holds can cause substantial delay and in some cases may require abandonment of a product.

     Clinical testing involves the administration of the drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician pursuant to an FDA-reviewed protocol. Each clinical study is conducted under the auspices of independent Institutional Review Boards ("IRBs") at the institutions at which the study will be conducted. An IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Phase I clinical studies are commonly performed in 20 to 40 healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. Their goal is to establish initial data about tolerance and safety of the drug in humans. Also, the first data regarding the absorption, distribution, metabolism, and excretion of the drug in humans are established.

     In Phase II human clinical studies, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in limited studies with small numbers of selected patients (50 to 200). Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level schedule and validate clinical efficacy endpoints to be used in Phase III trials. Additional safety data are also gathered from these studies.

     Phase III clinical studies consist of expanded, large scale studies of patients (200 to several thousand) with the target disease or disorder, to obtain definitive statistical evidence of the effectiveness and safety of the proposed product and dosing regimen. These studies may also include separate investigations of the effects in subpopulations of patients, such as the elderly.

     At the same time that the human clinical program is being performed, additional non-clinical (i.e., animal) studies are also being conducted. Expensive, long duration (12-18 months) toxicity and carcinogenicity studies are done to demonstrate the safety of drug administration for the extended period of time required for effective therapy. Also, a variety of laboratory, animal, and initial human studies may be performed to establish manufacturing methods for the drug, as well as stable, effective dosage forms.

     The results of product development, preclinical studies and clinical studies and other information are submitted to the FDA in an NDA to seek approval for the marketing and interstate commercial shipment of the drug. With the NDA, a company must pay the FDA a user fee of $285,000 (for Fiscal Year
2000). Companies with less than 500 employees and no revenues from products may be eligible for an exception. This exception was granted to Pharmos in connection with the NDA for Lotemax and Alrex and reduced the fee by 50%, which is payable 12 months after the NDA is filed by the FDA. The FDA may refuse to file or deny an NDA if applicable regulatory requirements, such as compliance with Current Good Clinical Practice ("cGCP") requirements, are not satisfied or may require additional clinical testing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the requirements for approval. If the FDA does ultimately approve the product, it may require, among other things, post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug that may be difficult and expensive to administer, and almost always seeks to require prior approval of promotional materials. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. After a product is filed for a given indication in an NDA, subsequent new indications or dosages for the same product are reviewed by the FDA via the filing and upon receipt of a Supplemental NDA ("sNDA") submission as well as payment of a separate user fee. The sNDA is more focused than the NDA and deals primarily with safety and effectiveness data related to the new indication or dosage, and labeling information for the sNDA indication or dosage. Finally, the FDA requires reporting of certain information, e.g., adverse experience reports, that becomes known to a manufacturer of an approved drug.

     Each domestic drug product manufacturing establishment must be registered with, and approved by, the FDA and must pay the FDA a registration fee and annual maintenance fee. In addition, each such establishment must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Establishments handling controlled substances must be licensed and are inspected by the U.S. Drug Enforcement Agency ("DEA"). Domestic establishments are also subject to inspection by the FDA for compliance with cGMP regulations after an NDA has been filed and thereafter, at least biennially. The labeling, advertising and promotion of drug products also must be in compliance with pertinent FDA regulatory requirements. Failure to comply with applicable requirements relating to production, distribution or promotion of a drug product can lead to FDA demands that production and shipment cease, and, in some cases, that product be recalled, or to enforcement actions that can include seizures, injunctions and criminal prosecution.

     To develop and market its potential products abroad, Pharmos is also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing, among other things, the design and conduct of human clinical trials, pricing and marketing. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although within the European Union ("EU") certain registration procedures are available to companies wishing to market a product in more than one EU member country. If a regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, marketing authorization is almost always granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries.

     Various aspects of Pharmos's business and operations are also regulated by a number of other governmental agencies including the DEA, U.S. Department of Agriculture, Environmental Protection Agency and Occupational Safety and Health Administration as well as by other federal, state and local authorities. In addition, numerous foreign authorities would regulate any future international sales.

     There continue to be a number of legislative and regulatory proposals aimed at changing the health care system. It is uncertain what, if any, legislative proposals will be adopted or what actions federal or state agencies, or third party payers may take in response to any health care reform proposals or legislation. Although Pharmos cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the uncertainty surrounding such proposals could have a material adverse effect on Pharmos. Furthermore, Pharmos's ability to commercialize its potential product portfolio may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of Pharmos's potential products.

     Pharmos's ability to commercialize its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. There can be no assurance that adequate third-party coverage will be available to enable Pharmos or any of its future licensees to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Human Resources

     As of September 21, 2000, Pharmos had 50 full time employees, 7 in the U.S. and 43 in Israel, of whom 19 hold doctorate or medical degrees.

     Pharmos's employees are not covered by a collective bargaining agreement. Pharmos has never experienced employment-related work stoppages and considers its employee relations to be excellent.

Public Funding and Grants

     Pharmos's subsidiary, Pharmos Ltd., has received certain funding from the Chief Scientist of the Israel Ministry of Industry and Trade primarily for research and development of dexanabinol as a neuroprotective drug for head trauma and stroke. Additional grants were received in the past for research and development of technology for injection and nutrition, as well as for research relating to a variety of ophthalmic formulations. Each of the projects sponsored by the Chief Scientist has been suspended, with the exception of the dexanabinol project. Pharmos has received a total of $4,059,886 under such agreements through September 21, 2000, of which $2,495,876 was received for the dexanabinol project. Pharmos is required to pay royalties to the Chief Scientist of 2% to 5% of product sales, if any, as a result of the research activities conducted with such funds. Aggregate royalty payments are limited to the amount of funding received. In 1997, Pharmos joined a five-year program under the Chief Scientist, the "MAGNET" program, under which Pharmos has received a total of $1,384,935 through September 21, 2000. Funds received under the MAGNET program are not subject to the royalty requirement. Funding by the Chief Scientist places certain legal restrictions on the transfer of know-how and the manufacture of resulting products outside of Israel.

Properties

     Pharmos is headquartered in Iselin, New Jersey where it leases its general administrative facilities. Pharmos also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel. These facilities have been improved to meet the special requirements necessary for the operation of Pharmos's research and development activities. In the opinion of management, these facilities are sufficient to meet the current and anticipated future requirements of Pharmos. In addition, management believes that it has sufficient ability to renew its present leases related to these facilities or obtain suitable replacement facilities.

Legal Proceedings and Disputes

     There are currently no material legal proceedings pending against or involving Pharmos.

                            DESCRIPTION OF SECURITIES

     The shares of our common stock that are covered by this prospectus were (or will be) acquired by the selling security holders under the terms of two private placement transactions that occurred on September 1, 2000. In connection with these transactions, we issued 821,515 shares of common stock, warrants exercisable for shares of common stock and convertible debentures which may be converted into shares of common stock. All of the documents from these transactions, including the forms of the warrants and convertible debentures, have been incorporated by reference as exhibits to this prospectus.

Common Stock

     Our common stock is fully described in the Registration Statement on Form 8-A dated January 30, 1984 of Pharmos's predecessor, Pharmatec, Inc., and the description has been incorporated in this prospectus by reference.

     Pharmos's Restated Articles of Incorporation currently authorize the issuance of up to 80,000,000 shares of Common Stock. As of September 21, 2000, there were 53,861,007 shares outstanding.

Preferred Stock

     Pharmos's Restated Articles of Incorporation currently authorize the issuance of up to 1,250,000 shares of preferred stock. Of the authorized preferred stock, no shares, designated as Series A, Series B or Series C Preferred Stock, are currently outstanding. There are an additional 3,000 shares designated as Series C Preferred Stock which may be issued at the discretion of Pharmos. Pharmos, however, has no intention of issuing such shares.

     The Board of Directors may, without the necessity of further action or authorization by the stockholders, authorize the issuance of Preferred Stock from time to time in one or more series and to fix the relative rights, preferences and limitations of each such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Pharmos. Pharmos has no present plan to issue any additional shares of Preferred Stock.

Outstanding Securities--Options and Warrants

     As of September 21, 2000, Pharmos had outstanding incentive stock options to purchase an aggregate of 1,589,296 shares of Pharmos common stock at an average exercise price of $2.75 per share, and non-qualified stock options to purchase an aggregate of 432,930 shares at an average exercise price of $2.85 per share issued to employees, directors and consultants pursuant to stock option plans and individual agreements with management and directors of Pharmos. There were also outstanding as of such date warrants to purchase 2,981,163 shares at an average price of $3.05 per share. The following table summarizes all outstanding warrants that are exercisable for shares of common stock.

   Issue Date            Expiration Date    No. Warrants        Exercise Price
   ----------            ---------------    ------------        --------------
     Apr-95                   Apr-05           341,600              $2.75
     Apr-95                   Apr-05            10,000              $0.78
     Feb-97                   Feb-07            45,000              $1.59
     Feb-97                   Feb-07           434,000              $1.59
     Mar-97                   Mar-01           106,000              $1.75
     Mar-97                   Mar-08           171,052              $1.38
     Mar-97                   Mar-07            10,000              $1.66
     Jan-98                   Oct-05             7,000              $2.22
     Feb-98                   Jan-03           531,035              $2.51
     Feb-98                   Jan-03           157,172              $2.18
     Nov-99                   Nov-04             4,000              $1.19
     Dec-99                   Dec-04             4,000              $1.19
     Jan-00                   Jan-05             4,000              $1.19
     Feb-00                   Feb-05             4,000              $1.19
     Mar-00                   Mar-05             4,000              $1.19
     Apr-00                   Apr-05             4,000              $1.19
     May-00                   May-05             4,000              $1.19
     Jun-00                   Jun-05             4,000              $1.19
     Jun-00                   Jun-03            12,574              $5.00
     Jul-00                   Jul-05             4,000              $1.19
     Aug-00                   Aug-05             4,000              $1.19
     Sep-00                   Sep-01           547,945              $3.65
     Sep-00                   Sep-05           379,856              $6.08
     Sep-00                   Sep-05            95,843              $4.56
     Sep-00                   Sep-05            92,086              $4.34

Nevada Anti-Takeover Laws

     Pharmos is subject to the provisions of Sections 78.411 through 78.444 of the Nevada Law, an anti-takeover statute (the "Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly-held Nevada corporation from engaging in a "combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such combination is approved in a prescribed manner or satisfies certain fair value requirements. For the purposes of the Business Combination Statute, "combination" includes a merger, an asset sale, the issuance or transfer by the corporation of its shares in one transaction or a series of transactions, having an aggregate fair market value equal to five percent or more of the aggregate market value of the corporation's outstanding shares, to the interested stockholder or to an associate of the interested stockholder, and certain other types of transactions resulting in a financial benefit the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock or an affiliate or associate of the corporation that at any time within the three years immediately preceding the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock.

     By an amendment to its By-laws, Pharmos has exempted itself from the provisions of Sections 78.378 through 78.3793 of the Nevada Law, a "control share" statute which otherwise prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation's stock after such acquiring person's percentage of ownership of such corporation's stock crosses certain thresholds, unless the target corporation's disinterested stockholders approve the granting of voting rights to such shares.

Transfer Agent and Registrar

     The transfer agent and registrar for Pharmos's Common Stock is American Stock Transfer and Trust Company, New York, New York.

                            SELLING SECURITY HOLDERS

     The selling security holders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus. In addition to the selling security holders identified in the table below, any of their proper transferees, donees, pledgees or other successors or any persons who acquire any of the offered shares in a transaction exempt from the registration requirements of the Securities Act of 1933 and who are identified in a supplement to this prospectus may also sell shares under this prospectus. The numbers of shares listed below as being offered prior to adjustments include shares of common stock, shares issuable upon exercise of certain warrants and shares issuable upon conversion of the principal amount of debentures, all of which were acquired by the selling security holders in two private placement transactions with Pharmos on September 1, 2000. Because the terms of certain of the warrants and the debentures allow for adjustments in the numbers of shares issuable upon their exercise or conversion, we do not know the actual number of shares that will be acquired and offered by the selling security holders. The number of shares covered by this prospectus includes a good faith estimate of the number of shares that will be acquired by the selling security holders upon exercise of the warrants and conversion of the debentures, assuming all adjustments. The number of shares covered by this prospectus may, however, differ from the actual number of shares ultimately acquired and offered by the selling security holders, in which case we may file an amendment or supplement to this prospectus.

                                 No. of Shares   No. of Shares
                                 Offered Prior  Offered Assuming   No. of Shares
Selling Security Holder         to Adjustments  All Adjustments   After Offering
-----------------------         --------------  ---------------   --------------
Ladenburg Thalmann & Co. Inc.        95,843           95,843            0
Laterman & Co. LP                   308,370          329,089            0
Millennium Partners LP            2,024,601        3,239,362            0
SmallCaps OnLine LLC                132,086          132,086            0
St. Albans Partners, Ltd.           295,330          472,528            0
Strong River Investments, Inc.    1,207,405        1,603,242       77,000

                              PLAN OF DISTRIBUTION

     The selling security holders may, from time to time, sell shares:

     o through the Nasdaq SmallCap Market, in the over-the-counter market, in privately-negotiated transactions or otherwise;

     o directly to purchasers or through agents, brokers, dealers or underwriters; and

     o at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

Pharmos Corporation itself is not offering any shares.

                     COMMISSION'S POLICY ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Article 12 of Pharmos's Restated Articles of Incorporation directs Pharmos to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law, including the federal securities law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes Pharmos to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of Pharmos if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Pharmos may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which Pharmos could not indemnify such person.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of Pharmos, or to underwriters (or controlling persons thereof) of which an officer, partner, or controlling person thereof is one of the foregoing pursuant to the foregoing provisions or otherwise, Pharmos has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pharmos of expenses incurred or paid by any such persons, in the successful defense of any action, suit or proceeding) is asserted by any such persons in connection with the securities being registered, Pharmos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

     Legal matters in connection with the securities being offered hereby will be passed upon for Pharmos by Ehrenreich Eilenberg & Krause LLP, 11 East 44th Street, 17th Floor, New York, NY 10017.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Pharmos Corporation for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement (all of which will be borne by Pharmos).

Securities and Exchange Commission Fee                        $ 5,764
Printing and Engraving Expenses*                                1,000
Accountants' Fees and Expenses*                                 7,500
Legal Fees and Expenses*                                       15,000
Blue Sky Filing Fees*                                           3,000
Miscellaneous*                                                  2,736
                                                              -------
TOTAL*                                                        $35,000

*estimated

Item 15.  Indemnification of Directors and Officers.

     Article 12 of the Registrant's Restated Articles of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law.
Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

     The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16.  Exhibits.

      4(a) Specimen of Common Stock Certificate (incorporated by reference to Form S-3 Registration Statement of Pharmos dated November 25, 1994 [No. 33-86720])

      4(b) Restated Articles of Incorporation (incorporated by reference to Appendix E to the Joint Proxy Statement/ Prospectus included in the Form S-4 Registration Statement of the Registrant dated September 28, 1992 [No. 33-52398])

      4(c) Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Pharmos's Annual Report on Form 10-K for the year ended December 31, 1994 [No. 0-11550])

      4(d) Certificate of Amendment of Restated Articles of Incorporation dated January 16, 1998 (incorporated by reference to Form S-3 Registration Statement of Pharmos dated March 5, 1998 [No. 333-47359])

      4(e)* Certificate of Amendment of Restated Articles of Incorporation dated October 21, 1999

      4(f) Certificate of Designation, Rights, Preferences and Privileges of Series A Preferred Stock of Pharmos (incorporated by reference to Form S-3 Registration Statement of Pharmos dated December 20, 1996 [No. 333-15165])

      4(g) Certificate of Designation, Rights, Preferences and Privileges of Series B Preferred Stock of Pharmos (incorporated by reference to Form S-3 Registration Statement of Pharmos dated April 30, 1997 [No. 333- 26155])

      4(h) Certificate of Designation, Rights, Preferences and Privileges of Series C Convertible Preferred Stock of Pharmos (incorporated by reference to Pharmos's Current Report on Form 8-K filed on February 4, 1998)

      4(i)*    Amended and Restated By-Laws

      5*       Opinion re: legality

     10(a) Purchase Agreement between the Registrant, Millennium Partners LP, Strong River Investments Inc. and St. Albans Partners Ltd., dated as of September 1, 2000 (incorporated by reference to Exhibit 4.1 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(b Form of 6% convertible debenture due February 28, 2002 (incorporated by reference to Exhibit 4.2 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(c) Registration Rights Agreement between the Registrant, Millennium Partners LP, Strong River Investments Inc. and St. Albans Partners Ltd., dated as of September 1, 2000 (incorporated by reference to Exhibit 4.3 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(d) Form of Common Stock Purchase Warrant exercisable until September 1, 2005 (incorporated by reference to Exhibit 4.4 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(e) Escrow Agreement between the Registrant, Millennium Partners LP, Strong River Investments Inc., St. Albans Partners Ltd. and Kleinberg Kaplan Wolff & Cohen PC, dated as of September 1, 2000 (incorporated by reference to Exhibit 4.5 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(f) Common Stock Investment Agreement between the Registrant, Millennium Partners LP, Strong River Investments Inc. and Laterman & Co. LP, dated as of September 1, 2000 (incorporated by reference to Exhibit 4.6 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(g) Registration Rights Agreement between the Registrant, Millennium Partners LP, Strong River Investments Inc. and Laterman & Co. LP, dated as of September 1, 2000 (incorporated by reference to Exhibit 4.7 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(h) Form of Common Stock Adjustment Warrant exercisable until November 1, 2001 (incorporated by reference to Exhibit 4.8 to Pharmos's Current Report on Form 8-K filed on September 11,
               2000).

     10(i) Form of Call Warrant exercisable until September 1, 2001 (incorporated by reference to Exhibit 4.9 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(j) Form of Optional Adjustment Warrant exercisable until February 28, 2002 (incorporated by reference to Exhibit 4.10 to Pharmos's Current Report on Form 8-K filed on September 11, 2000).

     10(k)*    Form of placement agent warrant with Ladenburg Thalmann & Co.
               Inc.

     10(l)*    Form of placement agent warrant with SmallCaps OnLine LLC.

     10(m)*    Form of consulting warrant with SmallCaps OnLine LLC.

     23(a) Consent of Ehrenreich Eilenberg & Krause LLP (included in the Opinion filed as Exhibit 5)

     23(b)*    Consent of PricewaterhouseCoopers LLP

----------
     * Filed herewith.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes;

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that Paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin and State of New Jersey on the 27th day of September, 2000.

                                        PHARMOS CORPORATION

                                        By:  /s/  Dr. Haim Aviv
                                             ---------------------------------
                                             Dr. Haim Aviv, Chairman, Chief
                                             Scientist, Chief Executive Officer
                                             and Director (Principal Executive
                                             Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated. Each person whose signature appears below hereby authorizes Robert Cook and Gad Riesenfeld and each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Robert Cook and Gad Riesenfeld, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.



Signature                             Title                                                Date
---------                             -----                                                ----
/s/ Robert Cook                       Chief Financial Officer (Principal Financial         September 27, 2000
------------------------------        and Accounting Officer)
Robert Cook


/s/ Dr. Gad Riesenfeld                President, Chief Operating Officer and               September 27, 2000
------------------------------        Acting Secretary
Dr. Gad Riesenfeld


------------------------------        Director
E. Andrews Grinstead III


/s/ Dr. Elkan R. Gamzu                Director                                             September 27, 2000
------------------------------
Dr. Elkan R. Gamzu


/s/ David Schlachet                   Director                                             September 27, 2000
------------------------------
David Schlachet


/s/ Dr. Georges Anthony Marcel        Director                                             September 27, 2000
------------------------------
Dr. Georges Anthony Marcel


/s/ Mony Ben Dor                      Director                                             September 27, 2000
------------------------------
Mony Ben Dor


/s/ Dr. Samuel D. Waksal              Director                                             September 27, 2000
------------------------------
Dr. Samuel D. Waksal